Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Nine Months Ended September 30,	For the Fiscal Years
	2011	2010	2009	2008	2007	2006
Calculation of fixed charges ratio:
Income (loss) before provision (benefit) for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$679	$821	$868	$(375)	$817	$805

Add/(deduct):
Fixed charges	98	147	265	285	274	273
Amortization of capitalized interest	2	2	2	1	1	1
Capitalized interest	(2)	(3)	(8)	(8)	(6)	(3)
Total earnings available for fixed charges	$777	$967	$1,127	$(97)	$1,086	$1,076

Fixed charges:
Interest expense	$85	$128	$243	$257	$253	$257
Capitalized interest	2	3	8	8	6	3
Interest component of rental expense(1)	11	16	14	20	15	13
Total fixed charges	$98	$147	$265	$285	$274	$273

Ratio of earnings to fixed charges	8.0x	6.6x	4.3x	—	4.0x	3.9x

Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$382	$—	$—
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.